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                          April 13, 2023

       Michele Robertson
       Chief Legal Officer, Vice President
       DBV Technologies S.A.
       106 Allen Road
       Suite 400
       Basking Ridge, New Jersey 07920

                                                        Re: DBV Technologies
S.A.
                                                            Registration
Statement on Form S-3
                                                            Filed April 6, 2023
                                                            File No. 333-271166

       Dear Michele Robertson:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Daniel
Crawford at 202-551-7767 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Richard Segal, Esq.